press release

February 19, 2009

Full Year 2008 Earnings
Resilient operating performance in a challenging environment

"The 2008 financial market turmoil was unprecedented and had a significant impact upon our industry. In this adverse environment, AXA was not immune, but remained resilient, with:

- Strong underlying earnings of Euro 4 billion, above FY06 level, notably benefiting from an increased contribution from our Property & Casualty business with a record combined ratio level of 95.5%
- A solid balance sheet, with solvency, debt and liquidity positions at comfortable levels
- Resilient revenues with continued high positive net inflows in Life and Savings (above Euro+8 billion) as well as more than 1 million net new individual contracts in Property & Casualty"

"2009 will be another challenging year, in light of the current global economic environment. Our confidence in the performance of AXA going forward is supported by the increasing engagement of our employees, the trust of our clients, the financial flexibility and diversification of the Group and our operating profit resilience through turbulent times."

Henri de Castries, Chairman of AXA's Management Board

Full Year 2008 Earnings: Key figures

Total revenues	€ 91,221 million	-2%
Underlying earnings	€ 4,044 million	-17%
Adjusted earnings	€ 3,699 million	-39%
Net income	€ 923 million	-83%
Dividend	€ 0.4 per share	Reflecting a 25% pay-out ratio
Solvency I surplus	€ 6 billion	127% coverage post dividend

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Contents:

redefining / standards

All comments are on a comparable basis (constant Forex, scope and methodology for activity indicators and constant Forex for earnings)

Revenues

- **Total Revenues** were resilient, down 2% to Euro 91,221 million.
- **Life & Savings** revenues were down 4% to Euro 57,977 million, including an 8% decrease in 4Q08, in a context of adverse market conditions.

  Net inflows were positive (Euro +8.4 billion) including Euro +0.6 billion in 4Q08.

  New Business Volume (APE[1]) was down 9% to Euro 6,789 million with unit-linked share down from 54% to 49%. New Business Value (NBV) margin was down 8 pts to 15%, principally as a result of adverse financial markets.
- **Property & Casualty** revenues increased by 3% to Euro 26,039 million, driven by higher volumes both in Personal and Commercial lines.
- **Asset Management** revenues were down 14% to Euro 3,947 million, due to 11% lower management fees mainly driven by lower average assets under management (-8%), unfavorable change in product mix and performance fees, as well as a reduced contribution from distribution fees. Net outflows amounted to Euro -28 billion.

Earnings

- **Underlying Earnings** were down 17% to Euro 4,044 million, at the upper end of the previously announced Management guidance, as the decrease in Life & Savings (-43%) mostly due to the higher cost of hedging for US variable annuity products was partly offset by a strong increase in Property & Casualty (+31%) benefiting from an improvement in combined ratio (down 1.9 pts to 95.5%), and an increase in Asset Management (+6%).
- **Adjusted Earnings** were Euro 3,699 million, as a result of (i) lower underlying earnings, (ii) Euro +792 million net realized capital gains, (iii) Euro -2,773 million impairments (mostly equities), partially offset by (iv) Euro +1,636 million profit on equity hedges[2].
- **Net Income** was Euro 923 million mainly as a result of (i) lower adjusted earnings, (ii) Euro -859 million change in fair value of ABS, equities and alternatives and (iii) negative mark-to-market impacts related to corporate bonds (Euro -1,507 million) and balance sheet hedging items (Euro -222 million).

  Excluding "non economic" mark-to-market impacts, Net Income would have been Euro 2,796 million.

Dividend

A dividend of Euro 0.4 per share will be proposed at the Annual General Meeting that will be held on April 30, 2009, reflecting a 25% pay-out ratio, which is a balance between prudent capital management and our long-term guidance (40-50%). The dividend will be payable on May 12, 2009 with an ex-dividend date of May 7, 2009.

Balance sheet

- **Shareholders' equity** was Euro 37.4 billion, down Euro 8.2 billion notably due to a Euro 5.1 billion lower level of net unrealized capital gains notably on equities (down Euro -4.7 billion to Euro +0.5 billion).
- **Solvency I surplus** was Euro 6 billion (127% coverage ratio) post dividend. Going forward, this surplus, fuelled by future earnings and capital management initiatives, should allow AXA to absorb further shocks.
- **Capital Management:** Authorizations to issue preferred shares will be submitted to the Annual General Meeting on April 30, 2009, to increase Group financial flexibility if necessary. Resolutions would authorize issuances to the AXA Mutual companies and/or issuances with or without preferential rights, up to an aggregate maximum issue amount of Euro 2 billion.
- **Group EV**, taking into account certain new CFO Forum guidelines, was Euro 31.1 billion (including Euro 12.5 billion of Value of in Force) versus restated Euro 50.6 billion (including Euro 22.8 billion of Value of in Force) in FY07.

Non-GAAP measures such as Underlying Earnings and Adjusted Earnings are reconciled to Net Income on page 7 of this release. AXA's 2008 financial statements are subject to completion of audit procedures by AXA's independent auditors.

Notes are on page 13

Revenues : Key figures						
				Change		
Euro million, except when otherwise noted	FY07	FY08	Change on a reported basis	Comp.(a) basis	*Scope & Other*	*FX impact(b)*
Life & Savings revenues	**59,845**	**57,977**	**-3.1%**	**-3.8%**	***+3.6pts***	***-2.9pts***
Net inflows (Euro billion)	11.2	8.4				
APE (Group share)	7,694	6,789	-11.8%	-9.4%	*+2.0pts*	*-4.4pts*
NBV (c) (Group share)	1 ,772	985	-44%	-43%		
NBV to APE margin Group share)	23.0%	14.5%	-8.5 pts	-8.4 pts		
Property & Casualty revenues	**25,016**	**26,039**	**+4.1%**	**+2.9%**	***+4.6pts***	***-3.5pts***
International Insurance revenues	**3,568**	**2,841**	**-20.4%**	**+6.9%**	***-27.3pts***	***0pt***
Asset Management revenues	4,863	3,947	-18.8%	-13.8%	*+0.1pt*	*-5.1pts*
Net inflows (Euro billion)	28.2	-28.2				
Total revenues	**93,633**	**91,221**	**-2.6%**	**-2.1%**	***+2.6pts***	***-3.1pts***

(a) Change on a comparable basis was calculated at constant FX and scope.
(b) Mainly due to appreciation of the Euro against USD, JPY and GBP.
(c) New Business Value.

Life & Savings

- **Life & Savings** revenues were down 4% to Euro 57,977 million, including an 8% decrease in 4Q08, in a context of adverse market conditions.

Decreasing momentum in 2H08, but positive Life & Savings net inflows

Net Inflows were positive (Euro +8.4 billion) including Euro +0.6 billion in 4Q08. The decrease versus FY07 was due to lower inflows (Euro -3 billion) partly offset by higher client retention (Euro +2 billion), and adverse Forex impact (Euro -2 billion).

Net Inflows by country/region		
Euro billion	FY07	FY08
United States	+3.3	+3.2
France	+3.6	+2.1
United Kingdom(a)	-0.4	-0.7
NORCEE(b)	+2.7	+2.3
Asia Pacific	+2.1	+2.0
MedLA(c)	-0.2	-0.6
Total L&S Net Inflows	**+11.2**	**+8.4**

(a) UK Net Inflows, excluding with-profit funds, stood at Euro+1.6 billion at December 31, 2008.
(b) Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central & Eastern Europe and Luxembourg
(c) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico, Greece and Morocco.

- **New Business Volume (APE)** was down 9% to Euro 6,789 million, mainly due to:
  - Resilience in continental Europe:
    - France: strong performance in Health offsetting negative trends in the French Investment & Savings market (notably unit-linked business),
    - NORCEE: record year in Group business in Switzerland and continuous growth in CEE, offsetting decrease in Belgium,
    - MedLA: mainly driven by Spain with traditional savings products, partly offset by a decrease in low margin index-linked products in Italy.
  - A decrease in most other markets:
    - The US: combination of less favorable Variable Annuity market in 2H08 and anticipated decline in Universal Life business further to product repricing,
    - The UK: lower onshore and offshore bonds as a result of fiscal changes and client demand for less risky products,
    - Asia Pacific: mutual funds market decrease in Australia/NZ following favorable legislative change in 2007 and negative market conditions in 2008, as well as change in tax regulations for certain Term products in Japan.

Annual Premium Equivalent by country

Euro million	FY07	FY08	Change on a reported basis	Change on a comparable basis
United States	2,099	1,540	-26.7%	-20.3%
France	1,360	1,347	-1.0%	-1.0%
United Kingdom	1,588	1,287	-18.9%	-5.6%
NORCEE (a)	1,126	1,171	+4.0%	+0.5%
Asia Pacific (b)	1,314	1,037	-21.1%	-16.9%
MedLA (c)	206	406	+97.4%	-0.2%
Total Life & Savings APE	**7,694**	**6,789**	**-11.8%**	**-9.4%**

(a) Northern Central and Eastern Europe: Germany, Belgium, Switzerland and Central and Eastern Europe as Luxemburg's APE and NBV are not yet modeled.

(b) Including Japan, Australia/New-Zealand, Hong-Kong, South East Asia & China. South East Asia & China's APE was not yet modeled in FY07 (change on a comparable basis includes FY07 APE and NBV).

(c) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico and Greece as Morocco's APE and NBV are not yet modeled.

New business margin was down 8.4 pts to 14.5%, mostly as a result of adverse financial market conditions (-7.3 pts of which ca. -3.5 pts from volatility, -1.9 pts from interest rates, -1.2 pts from equities, -1.0 pt from spread widening and +0.3 pt others) impacting all regions.


23.0%
+0.5 pt
-1.8 pts
-7.3 pts
+0.1 pt
14.5%
FY07 NBV margin
Business mix
Expenses
Market conditions
FX & Other
FY08 NBV margin

Property & Casualty

Growth in all business segments

Property & Casualty revenues increased by 3% to Euro 26,039 million, driven by higher volumes both in Personal and Commercial lines:

Property & Casualty : IFRS revenues by country

In Euro million	FY07	FY08	Change on a reported basis	Change on a comparable basis
NORCEE[4]	7,685	7,793	+1.4%	+0.6%
of which Germany	*3,506*	*3,530*	*+0.7%*	*+0.7%*
of which Belgium	*2,112*	*2,139*	*+1.3%*	*+1.3%*
of which Switzerland	*1,974*	*2,017*	*+2.1%*	*-1.3%*
France	5,330	5,595	+5.0%	+3.5%
United Kingdom & Ireland	5,076	4,420	-12.9%	0.0%
MedLA[(a)]	5,276	6,414	+21.6%	+6.4%
Rest of the World	1,651	1,818	+10.1%	+8.0%
Total P&C revenues	**25,016**	**26,039**	**+4.1%**	**+2.9%**

(a) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico, Gulf region, Greece and Morocco.

Revenues increased in all business segments:

- **Personal Motor revenues** (35% of total P&C revenues) were up 2.3% driven by Direct business and emerging markets while prices remained under pressure in mature markets.
- **Personal Non-Motor revenues** (26% of total P&C revenues) increased by 2.9% with positive price effect across the board.
- **Commercial lines** were up 3.3% with Motor (7% of total P&C revenues) up 2.6% and Non-Motor (32% of total P&C revenues) up 3.4%, driven by France (notably construction business) and MedLA (notably health business in Mexico and Gulf region).

Asset Management

Revenues driven by lower average Assets Under management (-8%)

- **Asset Management revenues** were down 14% to Euro 3,947 million, due to 11% lower management fees mainly driven by lower average assets under management (-8%), unfavorable change in product mix and performance fees, as well as a reduced contribution from distribution fees.

- **Assets Under Management** were down Euro 276 billion to Euro 816 billion at December 31, 2008:
  - Market appreciation: Euro -261 billion due to adverse market conditions,
  - Net inflows: Euro -28 billion with a negative contribution from AllianceBernstein in all its client segments while AXA Investment Managers remained positive due to its institutional clients (including AXA),
  - Scope & other impacts: Euro +15 billion mainly from AXA Investment Managers' recent joint-ventures in Italy (MPS) and Korea (Kyobo).

Assets Under Management Roll-forward

In Euro billion	Alliance Bernstein	AXA IM	Total
AUM at FY07	**544**	**548**	**1,092**
Net inflows	-30	+2	-28
Market appreciation	-200	-61	-261
Scope & other impacts		+15	+15
Forex impact	18	-20	-2
AUM at FY08	**331**	**485**	**816**
Average AUM over the period	**452**	**517**	**970**
Change of average AUM on a reported basis	-20%	-5%	-13%
Change of average AUM on a comparable basis	-14%	-1%	-8%

International Insurance

International Insurance revenues were up 7% to Euro 2,841 million, with (i) AXA Corporate Solutions Assurance up 6%, driven mainly by positive portfolio developments in Marine, Construction and Liability in a softening environment, as well as (ii) AXA Assistance up 11%, notably driven by its Health and Travel businesses.

International Insurance IFRS revenues

In Euro million	FY07	FY08	Change on a reported basis	Change on a comparable basis
AXA Corporate Solutions Assurance	1,805	1,954	+8.2%	+6.1%
AXA Assistance	699	751	+7.4%	+11.3%
AXA Cessions	67	50	-25.6%	+9.6%
Other International activities[(a)]	996	86	-91.4%	-9.7%
Total International Insurance	**3,568**	**2,841**	**-20.4%**	**+6.9%**

(a) Included AXA RE's business in 2007. The sale of AXA RE's business to Paris Re Holdings was completed on December 21, 2006. AXA RE's revenues, reported under "Other international activities" amounted to Euro 896 million at FY07. 100% of the business fronted on behalf of Paris Re was retroceded to Paris Re Holdings or its affiliates and therefore these amounts have been excluded from comparison on a comparable basis. The fronting was terminated on October 1, 2007

Earnings : Key figures				
In Euro million	FY07	FY08	Change Reported	Change on a comparable basis
Life & Savings	2,670	1,508	-44%	-43%
Property & Casualty	1,863	2,394	+29%	+31%
Asset Management	590	589	-0%	+6%
International Insurance	218	188	-13%	-21%
Banking	36	33	-10%	-8%
Holdings[5]	-414	-668	-61%	-66%
Underlying Earnings[6]	**4,963**	**4,044**	**-19%**	**-17%**
Net realized capital gains	1,576	792		
Net impairments	-401	-2,773		
Equity portfolio hedging (intrinsic value)	0	1,636		
Adjusted Earnings[6]	**6,138**	**3,699**	**-40%**	**-39%**
Change in the fair value	-618	-2,732		
Of which from spread widening	*n.a.*	*-1,507*		
Of which MtM of alternative investments	*n.a.*	*-447*		
Of which MtM of ABS	*n/s*	*-412*		
Of which MtM effects related to balance sheet items	*-335*	*-222*		
including interest rate derivatives	*-183*	*187*		
including FX and related derivatives (excluding impairments)	*-152*	*-393*		
Of which MtM of other assets	*n.a.*	*-144*		
Other	146	-44		
Net income	**5,666**	**923**	**-84%**	**-83%**

Earnings per share			
In Euro			
Underlying EPS[7]	2.27	1.83	-19%
Adjusted EPS[7]	2.84	1.66	-41%
Net income per share	2.73	0.44	-84%

Underlying Earnings, Adjusted Earnings and NBV are Non-GAAP measures and as such are not audited[6]

Underlying Earnings

- **Underlying Earnings were down 17% to Euro 4,044 million, at the upper end of previously announced Management guidance, as the decrease in Life & Savings (-43%) mostly due to the higher cost of hedging of US variable annuity products was partly offset by a strong increase in Property & Casualty (+31%) benefiting from an improvement in combined ratio (down 1.9 pts to 95.5%), and an increase in Asset Management (+6%).**

Higher hedging costs of Variable Annuity secondary guarantees

- **Life & Savings Underlying Earnings** were down 43% to Euro 1,508 million.

  Margin on revenues was up 3%[8] to Euro 4,281 million as the decrease in revenues (-4%) was offset by higher margins (+7%) resulting from an improved business mix (notably due to higher relative contribution from protection business in Japan and France) as well as a favorable country mix (higher contribution to revenues from Australia & New Zealand).

  Margin on assets was down 6%[8] to Euro 5,052 million:

  - Unit-linked management fees were down 10%[8] to Euro 1,952 million, impacted by lower average reserves (-8%) as well as unfavorable evolution of margins (-3%) notably in France and in the UK.
  - General Account investment margin was stable[8] at Euro 2,507 million, as the higher average reserves (+1%) were offset by reduced margins (-1%).
  - Other fees were down 12%[8] as a result of lower mutual funds under management.

  Technical margin was down from Euro 1,409 million to Euro -51 million, exceptionally impacted by Variable Annuity hedging margins with a loss of Euro -1,322 million (or Euro 0.6 billion post tax and DAC reactivity) notably resulting from basis risk and volatility.

  Expenses, net of DAC/DOC were stable[8] at Euro 6,862 million, with acquisition expenses down 4% in line with revenues and administrative expenses up 4%.

  VBI amortization was up 25%[8] to Euro -440 million, driven by the UK, the US and Japan.

  Tax and minority interests were down 63%[8] to Euro 472 million mainly driven by lower pre-tax earnings.

Combined ratio improved by 1.9 pts to 95.5%

- **Property & Casualty Underlying Earnings** were up 31% to Euro 2,394 million benefiting from an improvement in combined ratio (down 1.9 pts to 95.5%).

Property & Casualty : Combined ratio by country			
In %	FY07	FY08	Change on a comparable basis
NORCEE [4]	98.2	97.2	-1.0 pts
of which Belgium	*97.3*	*98.8*	*+1.6 pts*
of which Switzerland	*99.2*	*93.6*	*-5.5 pts*
of which Germany	*98.2*	*98.2*	*-0.0 pt*
France	97.0	93.0	-4.0 pts
MedLA [(a)]	95.4	93.3	-1.9 pts
UK & Ireland	101.4	99.0	-2.5 pts
Rest of the world	92.0	95.2	+3.4 pts
Total P&C	**97.6**	**95.5**	**-1.9 pts**

(a) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico, Gulf region, Greece and Morocco.

Loss ratio improved by 2.7 points to 67.1%, benefiting from the non-recurrence of 2007 natural catastrophe events (floods in the UK and Kyrill storm in continental Europe) partly offset by some large claims in Property business, as well as favorable prior year reserve developments.

Reserving ratio[9] stood at 187%, down versus last year, mainly as a result of payment of 2007 natural catastrophes, change in scope and country mix as well as positive prior year reserve developments.

Reserving ratio[9]


194%
187%
FY07
FY08

Expense ratio increased by 0.7 point to 28.4% with acquisition expense ratio down 0.1 point largely driven by the UK where commission rates were renegotiated with delegated brokers, while administrative expense ratio was up 0.8 point mainly driven by Germany (notably from a one-off pension cost) as well as the UK (IT projects).

Investment income[10] was up 13% to Euro 2,253 million mainly reflecting both a higher average asset base (+4%) and increased investment yield.

Tax and minority interests were up 33% to Euro 1,012 million due to higher pre-tax earnings.

Asset Management Underlying Earnings up 6%

- **Asset Management Underlying Earnings** were up 6% to Euro 589 million with AllianceBernstein up 9% and AXA Investment Managers up 3%.

AllianceBernstein Underlying Earnings were up 9% to Euro 318 million as the decrease in pre-tax Underlying Earnings (-19%) notably driven by lower revenues was more than offset by a favorable one-off tax impact (Euro +62 million).

AXA Investment Managers Underlying Earnings were up 3% to Euro 271 million, as lower revenues were more than offset by positive non-recurring carried interest (Euro +74 million) and a positive tax item (Euro +24 million).

- **International Insurance Underlying Earnings** were down 21% to Euro 188 million as AXA Corporate Solutions Assurance's increased contribution was more than offset by AXA RE's decline in run-off contribution.

- **Banking Underlying Earnings** were down 8% at Euro 33 million.

- **Holdings[5] Underlying Earnings** decreased by Euro 272 million on a comparable basis to Euro -668 million, mainly due to higher financing costs from acquisitions, USD depreciation impact as well as lower level of favorable tax items.

Adjusted Earnings

Equity impairments mitigated by equity hedging programs

Adjusted Earnings were Euro 3,699 million, as a result of (i) lower underlying earnings, (ii) Euro +792 million net realized capital gains, (iii) Euro -2,773 million impairments (mostly in equities), partially offset by (iv) Euro +1,636 million profit on equity hedges.

Realized capital gains amounted to Euro 792 million, including Euro 698 million on equities, mostly achieved in 1H08.

Impairments amounted to Euro -2,773 million, of which Euro -1,836 million on equities and Euro -503 million on Fixed Income Assets, mostly booked in 2H08.

Equity hedges had a positive impact of Euro 1,636 million including Euro 744 million of time value of options unwound subsequent to the closing.

Net Income

Corporate spread widening impacting Net Income

Net Income was Euro 923 million mainly as a result of (i) lower adjusted earnings, (ii) Euro -859 million change in fair value of ABS, equities and alternatives and (iii) negative mark-to-market impacts related to corporate bonds (Euro -1,507 million) and balance sheet hedging items (Euro -222 million).

Excluding "non economic" mark-to-market impacts, Net Income would have been Euro 2,796 million.

Dividend

A dividend of Euro 0.4 per share will be proposed at the Annual General Meeting that will be held on April 30, 2009, reflecting a 25% pay-out ratio, which is a balance between prudent capital management and our long-term guidance (40-50%). The dividend will be payable on May 12, 2009 with an ex-dividend date of May 7, 2008.

Shareholders' Equity & Solvency

- **Shareholders' equity** was Euro 37.4 billion, down Euro 8.2 billion notably due to a Euro 5.1 billion lower level of net unrealized capital gains notably on equities (down Euro -4.7 billion to Euro +0.5 billion).

  Net unrealized gains on real estate & loans (not included in shareholders' equity) amounted to Euro 3.4 billion as of December 31, 2008.

Euro 6 billion solvency I surplus

- **AXA's European consolidated solvency surplus** was Euro 6 billion (or 127% coverage ratio) post dividend. Going forward, this surplus, fuelled by future earnings and capital management initiatives, should allow AXA to absorb further shocks. Indicative sensitivities to further shocks are: -3 pts to -10% in equity markets, -3 pts to 1% credit defaults, -6 pts to -10% in real estate markets, -2 pts to -10% in private equity market value.

Additional financial flexibility

- **Capital Management:** four shareholders' resolutions allowing the Management Board to issue preferred shares up to an aggregate maximum issue amount of Euro 2 billion will be submitted to the Annual General Meeting comprising:

  - An authorization to issue preferred shares reserved for the AXA Mutual companies
  - Two authorizations to issue preferred shares with and without preferential subscription rights
  - Approval of required amendments to AXA's *statuts* related to these preferred shares

  The dividend on the preferred shares will be decided at the time of issuance and will be equal to 1.2x–1.8x the dividend to be paid on ordinary shares subject to a floor of 6/8% and a cap of 10/14% of the issue price.

- **Financial structure** remained relatively stable with a 35% debt gearing[8] and a strong liquidity position.

Invested assets

AXA's invested assets amounted to Euro 560 billion including a Euro 390 billion General Account, invested in a diversified portfolio mainly comprised of fixed income investments (77%), cash (8%), real estate (5%) and listed equities (4%).

Changes in General Account allocation included:

- Increased corporate bond exposure from 33% to 35%, to capture the higher level of spreads currently available
- Lower economic equity exposure from 9% to 4% to reduce balance sheet sensitivity to current volatile equity markets
- Significant increase in cash position from Euro 19 billion to Euro 32 billion
- Reduced ABS positions from Euro 16 billion to Euro 11 billion driven by lower valuations[11]

Group Embedded Value

- In order to reinforce alignment with CFO Forum recommendations, **FY08 Group Embedded Value ("Group EV")** calculation methodology has been changed and corresponds to (i) Life and Savings EEV, (ii) plus shareholders' equity of other businesses. In addition, a 50 bps illiquidity premium (except 100 bps in the U.S.) has been included in the projections.

- Market consistent EV is highly sensitive to financial market conditions and reflects the full negative impact of lower asset basis due to the drop in equity markets and the widening of corporate spreads, combined with the very low interest rates curves used in the projection. There are no offsetting effects such as assuming return to the mean, as frequently done in alternative valuation techniques.

Group EV roll-forward

In Euro million	2007 published	2007 restated	In% of Group EV	2008	In% of Group EV
Opening Group EV	36,252	50,015		50,644	
Operating return on Group EV	6,806	6,806	+13.6%	6,234	+12.3%
Investment experience	-424	-744		-22,075	
Total return on Group EV	**6,382**	**6,062**	**+12.1%**	**-15,582**	**-31.3%**
Capital flows	-4,537	-1,963		-2,135	
Exchange rate movement impact	-694	-1,673		-1,271	
Change in scope and other	-2,563	-1,747		-260	
Closing Group EV	**34,840**	**50,644**		**31,136**	
o/w VIF	**22,752**	**22,752**		**12,459**	

Operating return was down Euro 0.6 billion to Euro 6.2 billion as a result of lower NBV, impacted by adverse market conditions.

Total return was down Euro 21.6 billion to Euro -15.6 billion mainly as a result of adverse financial market conditions of Euro -22.1 billion. The following is an estimated break-down of the investment experience impacts:

- Lower interest rate: Euro -1 billion
- Equity market drop: Euro -12 billion
- Higher volatility: Euro -2 billion
- Corporate spread widening: Euro -7 billion
- Other: Euro -1 billion

*

* *

Outlook

We remain confident in the face of a challenging 2009

As we look forward to 2009, a lower starting asset base will affect the Life & Savings and our Asset Management businesses, whereas the Property & Casualty and International Insurance businesses should continue to deliver solid underlying earnings.

Our confidence in the performance of AXA going forward is supported by the increasing engagement of our employees, the trust of our clients, the financial flexibility and diversification of the Group and our operating profit resilience through turbulent times.

*

* *

Notes

[1] Annual Premium equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is Group share

[2] Hedging of Equity portfolio includes the intrinsic value of options in the money (Euro +2.3 billion) net of time value of options for those programs intended to be unwound subsequent to the closing (Euro -0.7 billion).

[3] (net financing debt + perpetual subordinated debt) / (shareholders' equity, excluding fair value recorded in shareholders' equity + net financing debt)

[4] Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central and Eastern Europe and Luxembourg

[5] And other companies

[6] Underlying earnings are Adjusted earnings, excluding net capital gains attributable to shareholders. Adjusted earnings represent Net income before the impact of exceptional operations, goodwill and related intangibles amortization/impairments, and profit or loss on financial assets (classified under the fair value option) and derivatives. Life & Savings NBV and APE, adjusted and underlying earnings are non-GAAP measures and as such are not audited, may not be comparable to similarly titled measures reported by other companies, and should be read together with our GAAP measure. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provide useful and important information to shareholders and investors as measures of AXA's financial performance.

[7] Net of interest charges on perpetual subordinated notes (TSDI) and perpetual deeply subordinated notes (TSS).

[8] Changes are pro-forma restated from the scope impact related to AXA MPS JV in Italy, Genesys in Australia and SBJ in the UK, the Forex impact and the reclassification of deferred expenses/loadings in France and in the UK. Full details are provided in the activity report sections related to these countries.

[9] Net technical reserves / Net earned premiums

[10] Net of financial charges

[11] Including a Euro 2.1 billion mark-to-model adjustment to restate the impact of offer/demand imbalance, notably on US CMBS and CLOs (or Euro 0.9 billion net of tax and policyholders' participation of which Euro 0.7 billion in OCI and Euro 0.2 billion in P&L)

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. For full year 2008, IFRS revenues amounted to Euro 91.2 billion and IFRS adjusted earnings to Euro 3.7 billion. AXA had Euro 981 billion in assets under management as of December 31, 2008.
The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is available on the AXA Group website: www.axa.com

AXA Investor Relations:

Etienne Bouas-Laurent : +33.1.40.75.46.85
Paul-Antoine Cristofari: +33.1.40.75.73.60
Sylvie Gleises: +33.1.40.75.49.05
George Guerrero: +1.212.314.28.68

AXA Media Relations:

Emmanuel Touzeau: +33.1.40.75.46.74
Laurent Sécheret: +33.1.40.75.48.17
Armelle Vercken: +33.1.40.75.46.42
Chris Winans +1.212.314.55.19

AXA Individual shareholders Relations: +33.1.40.75.48.43

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2007, for a description of certain important factors, risks and uncertainties that may affect AXA's business. In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

AXA Group IFRS revenues – contributions & growth by segment and country/region				
In Euro million	FY07 IFRS	FY08 IFRS	IFRS revenues change Reported	IFRS revenues change Comp. basis
United States	16,243	13,755	-15.3%	-8.9%
France	15,045	14,271	-5.1%	-2.6%
NORCEE	13,875	13,798	-0.6%	-1.9%
of which Germany	*6,200*	*6,233*	*+0.5%*	*+0.5%*
of which Switzerland	*4,116*	*4,482*	*+8.9%*	*+5.2%*
of which Belgium	*3,072*	*2,559*	*-16.7%*	*-16.7%*
of which Central & Eastern Europe	*423*	*465*	*+10.0%*	*+1.2%*
United Kingdom	4,628	3,549	-23.3%	-10.7%
Asia Pacific	8,014	7,682	-4.1%	+1.0%
of which Japan	*5,116*	*4,628*	*-9.5%*	*-4.7%*
of which Australia/New-Zealand	*1,384*	*1,719*	*+24.2%*	*+28.2%*
of which Hong Kong	*1,257*	*1,126*	*-10.4%*	*-3.5%*
of which South East Asia	*257*	*210*	*-18.1%*	*-13.8%*
MedLA	1,918	4,813	+151.0%	+3.9%
Other countries	122	108	-11.6%	-6.0%
Life & Savings	**59,845**	**57,977**	**-3.1%**	**-3.8%**
NORCEE	7,685	7,793	+1.4%	+0.6%
of which Germany	*3,506*	*3,530*	*+0.7%*	*+0.7%*
of which Belgium	*2,112*	*2,139*	*+1.3%*	*+1.3%*
of which Switzerland	*1,974*	*2,017*	*+2.1%*	*-1.3%*
France	5,330	5,595	+5.0 %	+3.5%
Mediterranean Region	5,276	6,414	+21.6%	+6.4%
United Kingdom & Ireland	5,076	4,420	-12.9%	-0.0%
Canada	1,080	1,070	-0.9%	+5.4%
Asia	571	748	+30.9%	+11.7%
Property & Casualty	**25,016**	**26,039**	**+4.1%**	**+2.9%**
AXA Corporate Solutions Assurance	1,805	1,954	+8.2%	+6.1%
Others	1,763	887	-49.7%	+8.5%
International Insurance[a]	**3,568**	**2,841**	**-20.4%**	**+6.9%**
AllianceBernstein	3,130	2,511	-19.8%	-13.9%
AXA Investment Managers	1,732	1,436	-17.1%	-13.6%
Asset Management	**4,863**	**3,947**	**-18.8%**	**-13.8%**
Banking	**339**	**412**	**+21.4%**	**+15.4%**
Total	**93,633**	**91,221**	**-2.6%**	**-2.1%**

(a) AXA RE's revenues amounted to Euro 896 million at FY07 and are excluded from comparison between FY07 and FY08 on a comparable basis.

APPENDIX 2: Life & Savings – Breakdown of APE between unit-linked non unit-linked and mutual funds

Breakdown of APE – 12 main countries, regions and modelled businesses

Group share in Euro million	FY08 APE			% UL in APE (excl. mutual funds)		UL change on comparable basis
	UL	Non-UL	Mutual Funds	FY07	FY08	
France	188	1,158		25%	14%	-45%
United States	996	213	330	74%	82%	-13%
United Kingdom	1,178	109		91%	92%	-5%
NORCEE						
Germany	173	295		38%	37%	0%
Switzerland	21	257	2	8%	8%	+7%
Belgium	24	235		14%	9%	-48%
Central & Eastern Europe	95	61	8	73%	61%	+8%
ASIA PACIFIC						
Japan	94	388		21%	20%	-6%
Australia/New-Zealand	12	58	308	29%	17%	-13%
Hong Kong	52	59		53%	47%	-23%
South East Asia & China	36	25	2	--	59%	+30%
MedLA	120	271	15	18%	31%	-4%
Total	**2,990**	**3,131**	**665**	**54%**	**49%**	**-11%**

APPENDIX 3: AXA Group IFRS Revenues in local currency – Discrete quarters /

(In million local currency except Japan in billion)	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08
Life & Savings								
United States	5,258	5,654	5,601	5,738	5,157	5,149	5,149	4,774
France	4,313	3,479	3,407	3,846	3,976	3,465	3,215	3,615
NORCEE								
of which Germany	*1,518*	*1,467*	*1,486*	*1,729*	*1,477*	*1,478*	*1,468*	*1,810*
of which Switzerland	*4,434*	*837*	*580*	*907*	*4,342*	*915*	*843*	*1,010*
of which Belgium	*957*	*671*	*617*	*828*	*989*	*611*	*419*	*541*
of which Central & Eastern Europe	*103*	*98*	*106*	*115*	*113*	*116*	*121*	*115*
United Kingdom	765	846	771	785	708	765	680	676
Asia Pacific								
of which Japan	*201*	*210*	*197*	*202*	*185*	*193*	*207*	*163*
of which Australia/New-Zealand	*515*	*600*	*614*	*537*	*701*	*625*	*748*	*924*
of which Hong Kong	*3,690*	*2,729*	*3,131*	*3,820*	*3,212*	*3,145*	*3,393*	*3,146*
MedLA	390	540	335	653	1,291	1,497	920	1,104
Property & Casualty								
NORCEE								
of which Germany	*1,620*	*582*	*707*	*597*	*1,602*	*597*	*709*	*621*
of which Switzerland	*2,676*	*250*	*156*	*160*	*2,643*	*256*	*159*	*142*
of which Belgium	*641*	*514*	*493*	*464*	*637*	*517*	*507*	*477*
France	1,744	1,151	1,286	1,148	1,821	1,200	1,362	1,212
MedLA	1,342	1,353	1,128	1,453	1,547	1,436	1,215	2,215
United Kingdom & Ireland	863	975	849	787	873	979	901	770
Asia	84	80	171	235	200	176	187	185
Canada	334	442	417	393	349	463	437	423
International Insurance								
AXA Corporate Solutions Assurance	859	337	314	294	889	331	354	379
Others, including AXA RE	859	433	316	154	247	205	203	233
Asset Management								
AllianceBernstein	987	1,077	1,076	1,148	1,045	1,006	931	711
AXA Investment Managers	397	458	430	447	374	388	337	337
Banking & Holdings	80	76	89	79	87	89	82	112

APPENDIX 4: FY08 Property & Casualty revenues contribution & growth by business line

Property & Casualty revenues – contribution & growth by business line

in %	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor	
	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis
France	32%	+3%	28%	+5%	8%	0%	32%	+4%
United Kingdom [a]	16%	+2%	37%	-0%	7%	-2%	39%	-1%
NORCEE	33%	-1%	27%	+2%	5%	+2%	32%	-1%
Of which Germany	*29%*	*-3%*	*33%*	*+2%*	*5%*	*-0%*	*24%*	*+1%*
Of which Belgium	*34%*	*-0%*	*27%*	*+2%*	*6%*	*+2%*	*31%*	*+3%*
Of which Switzerland	*35%*	*-0%*	*16%*	*+5%*	*4%*	*+7%*	*45%*	*-5%*
MedLA	47%	+2%	18%	+6%	9%	+9%	25%	+13%
Canada	35%	+9%	17%	+9%	8%	-1%	41%	+8%
Asia	74%	+12%	6%	+9%	3%	+3%	16%	+17%
Total	**35%**	**+2%**	**26%**	**+3%**	**7%**	**+3%**	**32%**	**+3%**

(a) Including Ireland.

APPENDIX 5: Life & Savings quarterly New Business Value (NBV) and NBV margin restated based on FY08 profitability factors

Quarterly NBV and NBV margin restated based on FY08 profitability factors

in Euro million	1Q08			2Q08			3Q08			4Q08		
	NBV	APE	NBV margin	NBV	APE	NBV margin	NBV	APE	NBV margin	NBV	APE	NBV margin
United States	22	418	5.3%	18	389	4.5%	18	362	4.9%	16	370	4.4%
France	17	357	4.8%	19	333	5.6%	20	292	6.8%	22	364	6.0%
United Kingdom	27	333	8.2%	41	359	11.5%	27	315	8.5%	30	280	10.7%
NORCEE	**93**	**433**	**21.5%**	**39**	**227**	**17.2%**	**41**	**219**	**18.7%**	**50**	**292**	**17.0%**
Germany	27	146	18.6%	17	90	19.0%	18	98	18.5%	23	133	17.4%
Switzerland	50	157	31.7%	8	36	22.4%	9	37	24.0%	11	50	21.7%
Belgium	9	96	9.8%	7	59	11.7%	6	38	14.4%	7	67	10.6%
Central & Eastern Europe	7	34	19.3%	7	42	16.8%	9	46	18.7%	9	42	20.5%
ASIA PACIFIC	**104**	**299**	**34.6%**	**97**	**258**	**37.7%**	**115**	**274**	**41.9%**	**114**	**205**	**55.7%**
Japan	67	133	50.5%	68	120	57.0%	78	136	57.8%	85	93	91.5%
Australia/New-Zealand	9	109	7.8%	9	104	8.6%	10	92	10.9%	7	73	10.1%
Hong Kong	18	28	64.2%	18	28	66.6%	21	31	68.6%	17	25	70.4%
South East Asia & China	10	29	33.4%	2	7	23.7%	5	15	33.8%	4	14	30.9%
MedLA	**14**	**99**	**13.8%**	**14**	**105**	**12.9%**	**14**	**88**	**15.5%**	**14**	**114**	**12.1%**
TOTAL	**277**	**1,939**	**14.3%**	**228**	**1,672**	**13.6%**	**234**	**1,552**	**15.1%**	**246**	**1,626**	**15.1%**

APPENDIX 6: Life & Savings New Business Volume (APE), Value (NBV) and NBV to APE margin /

APE, NBV & NBV margin - 12 main countries, regions and modelled businesses

in Euro million	FY07 APE	FY08 APE	Change on a comparable basis	FY07 NBV	FY08 NBV	Change on a comparable basis	FY08 NBV/APE margin	Change on a comparable basis
United States	2,099	1,540	-20.3%	397	73	-80.1%	4.8%	-14.4 pts
France	1,360	1,347	-1.0%	230	78	-66.1%	5.8%	-11.1 pts
United Kingdom	1,588	1,287	-5.6%	140	125	+4.1%	9.7%	+0.9 pt
NORCEE	**1,126**	**1,171**	**+0.5%**	**376**	**223**	**-42.5%**	**19.0%**	**-14.2 pts**
Germany	457	468	+0.1%	166	86	-49.0%	18.3%	-17.6 pts
Switzerland	222	280	+22.0%	46	78	+62.2%	27.7%	+6.9 pts
Belgium	340	260	-23.7%	144	29	-80.0%	11.1%	-31.3 pts
Central & Eastern Europe	107	164	+32.7%	19	31	+37.9%	18.8%	+0.7 pt
ASIA PACIFIC	**1,314**	**1,037**	**-16.9%**	**587**	**430**	**-22.9%**	**41.5%**	**-3.3 pts**
Japan	567	482	-9.6%	440	299	-29.3%	62.1%	-17.3 pts
Australia/New-Zealand	545	378	-28.6%	51	35	-28.1%	9.2%	+0.1 pt
Hong Kong	139	112	-12.9%	77	75	+6.0%	67.3%	+12.0 pts
South East Asia & China	63	66	+12.3%	19	21	+20.9%	32.0%	+2.3 pts
MedLA	**206**	**406**	**-0.2%**	**43**	55	-10.0%	13.5%	-1.5 pts
TOTAL	**7,694**	**6,789**	**-9.4%**	**1,772**	**985**	**-42.8%**	**14.5%**	**-8.4 pts**

APPENDIX 7: Earnings summary after taxes and minority interests /

Consolidated Earnings (in Euro million)	Net income Group Share		Income from discontinued operations		Integration costs		Goodwill and related intangibles		Exceptional operations		Profit or loss (including change) on financial assets (under Fair Value option) & derivatives		Adjusted Earnings		Net realized capital gains attributable to shareholders		Underlying Earnings		Underlying Earnings	
	FY07	FY08	FY07	FY08	FY07	FY08	FY07	FY08	FY07	FY08	FY07	FY08	FY07	FY08	FY07	FY08	FY07	FY08	Change	Change at constant FX
Life & Savings	**2,899**	**(446)**	**-**	**(21)**	**(63)**	**(38)**	**(39)**	**(25)**	**(1)**	**(8)**	**(237)**	**(1,079)**	**3,238**	**725**	**567**	**(784)**	**2,670**	**1,508**	**-44%**	**-43%**
France	709	425	-	-	-	-	-	-	-	-	(91)	(561)	800	986	269	311	531	675	+27%	+27%
United States	863	(296)	-	-	-	-	(21)	(2)	(7)	2	40	83	851	(378)	(32)	(153)	883	(225)	-125%	-126%
United Kingdom	216	257	-	-	(23)	(12)	(11)	(14)	-	-	21	232	229	50	(26)	(71)	255	122	-52%	-44%
Japan	219	(151)	-	-	(4)	(3)	-	-	-	-	(96)	(478)	319	330	65	92	254	238	-6%	-4%
Germany	179	(70)	-	-	(6)	(4)	-	-	-	(10)	3	(59)	182	2	(1)	(41)	182	43	-76%	-76%
Switzerland	135	(93)	-	-	(7)	(5)	(5)	(5)	7	-	(10)	(56)	149	(27)	(15)	(245)	165	218	+32%	+28%
Belgium	191	(597)	-	-	(13)	(10)	-	(2)	-	-	(93)	(249)	297	(338)	206	(474)	90	136	+51%	+51%
Mediterranean Region	84	52	-	-	(8)	(4)	(0)	(0)	-	-	(0)	(12)	92	68	19	(40)	73	108	+48%	+48%
Other countries	304	29	-	(21)	(3)	-	(2)	(2)	(0)	-	(10)	21	319	31	83	(161)	237	192	-19%	-13%
of which Australia/New Zealand	*162*	*(70)*	*-*	*(21)*	*-*	*-*	*-*	*-*	*-*	*-*	*(0)*	*20*	*162*	*(70)*	*63*	*(100)*	*99*	*31*	*-69%*	*-67%*
of which Hong Kong	*141*	*97*	*-*	*-*	*(2)*	*-*	*(0)*	*-*	*-*	*-*	*(0)*	*8*	*143*	*89*	*16*	*(44)*	*126*	*133*	*+5%*	*+13%*
Property & Casualty	**2,218**	**926**	**-**	**-**	**(142)**	**(78)**	**(67)**	**(69)**	**(2)**	**1**	**4**	**(656)**	**2,425**	**1,728**	**562**	**(665)**	**1,863**	**2,384**	**+29%**	**+31%**
France	553	245	-	-	-	-	-	-	-	(4)	34	(290)	519	539	93	(83)	426	623	+46%	+46%
United Kingdom & Ireland	307	62	-	-	(4)	-	(17)	(24)	-	-	(5)	7	333	78	71	(227)	262	306	+17%	+32%
Germany	410	127	-	-	(36)	(25)	-	-	-	(1)	29	(146)	416	298	92	(57)	325	355	+9%	+9%
Belgium	272	(17)	-	-	(34)	(24)	-	(1)	-	-	(29)	(133)	335	140	119	(41)	216	181	-16%	-16%
MedLA	428	447	-	-	(60)	(20)	(28)	(16)	(2)	6	(16)	(37)	534	515	172	(43)	362	557	+54%	+55%
Switzerland	84	(14)	-	-	(7)	(10)	(17)	(21)	(0)	-	(10)	(52)	119	68	(6)	(170)	125	238	+91%	+85%
Other countries	164	77	-	-	(1)	-	(5)	(7)	-	-	1	(6)	169	90	22	(44)	147	134	-9%	-4%
International Insurance	**243**	**103**	**-**	**-**	**-**	**-**	**-**	**-**	**3**	**1**	**(1)**	**(71)**	**241**	**172**	**23**	**(16)**	**218**	**188**	**-13%**	**-21%**
AXA Corporate Solutions Assurance	125	27	-	-	-	-	-	-	-	-	1	(77)	124	105	27	(8)	97	113	+17%	+11%
Other	118	75	-	-	-	-	-	-	3	1	(2)	7					121	75	-38%	-46%
Asset Management	**588**	**396**	**-**	**-**	**(5)**	**(2)**	**-**	**(5)**	**(2)**	**(22)**	**3**	**(163)**	**591**	**589**	**1**	**-**	**590**	**589**	**-0%**	**+6%**
AllianceBernstein	313	245	-	-	-	-	-	(5)	(2)	(22)	-	(45)	315	318	1	-	314	318	+1%	+9%
AXA Investment Managers	274	151	-	-	(5)	(2)	-	-	-	-	3	(118)	276	271	-	-	276	271	-2%	+3%
Banking	**6**	**(38)**	**-**	**-**	**(25)**	**(10)**	**(0)**	**(0)**	**-**	**-**	**(0)**	**4**	**31**	**(32)**	**(5)**	**(64)**	**36**	**33**	**-10%**	**-8%**
Holdings & other	**(287)**	**(19)**	**480**	**-**	**(17)**	**-**	**-**	**-**	**3**	**-**	**(365)**	**(535)**	**(388)**	**517**	**27**	**1,185**	**(414)**	**(668)**	**-61%**	**-66%**
TOTAL	5,666	923	480	(21)	(252)	(127)	(106)	(99)	2	(28)	(596)	(2,501)	6,138	3,699	1,175	(345)	4,963	4,044	-19%	-17%

APPENDIX 8: AXA Group simplified Balance Sheet /

AXA Group Assets		
In Euro billion	FY07	FY08 (preliminary)
Goodwill	16.3	17.0
VBI	4.4	4.4
DAC & equivalent	16.8	18.8
Other intangibles	3.3	3.2
Investments	597.9	526.7
Other assets & receivables	65.6	70.9
Cash & cash equivalents	18.7	32.2
TOTAL ASSETS	**722.9**	**673.2**

AXA Group liabilities		
In Euro billion	FY07	FY08 (preliminary)
Shareholders' Equity, Group share	45.6	37.4
Minority interests	3.3	3.1
SH EQUITY & MINORITY INTERESTS	**48.9**	**40.5**
Technical reserves	556.9	517.5
Provisions for risks & charges	8.7	9.3
Financing debt	10.9	14.5
Other payables & liabilities	97.6	91.4
TOTAL LIABILITIES	**722.9**	**673.2**

APPENDIX 9: 4Q08 Main Press Releases /

- 11/06/2008 9M08 Activity Indicators: Total Revenues down 0.9% to Euro 69,458 million.
- 11/25/2008 AXA to hold today in Paris its Autumn Investor Conference
- 12/01/2008 Results of AXA employee share offering in 2008
- 12/18/2008 AXA adopts the recommendations of AFEP-MEDEF concerning the compensation of executive officers
- 12/22/2008 Appointments:

  Peter S. Kraus becomes Chairman and CEO of AllianceBernstein, to join AXA's Management Board in 2009

  AXA's Executive Committee welcomes two new members

Please refer to the following web site address for further details:
http://www.axa.com/en/press/pr/

APPENDIX 10: 4Q08 operations on AXA shareholders' equity and debt /

Shareholders' Equity

No significant operations.

Debt

No significant operations.